UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
March 20, 2006
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

SAP AG
FORM 6-K
On March 16, 2006, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued a press release announcing that the Executive Board and the Supervisory Board of SAP recommended that SAP shareholders approve a dividend of €1.45 per ordinary share at this year’s Annual General Meeting. This press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.
Any statements contained in this document that are not historical facts and that are not made in connection with the tender offer are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit
99.1	Press Release dated March 16, 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)
By:	/s/ Henning Kagermann
	Name:	Prof. Dr. Henning Kagermann
	Title:	Chairman and CEO

By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	CFO

Date: March 20, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated March 16, 2006

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